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                               June 4, 2021

       Scott Staples
       Chief Executive Officer
       FIRST ADVANTAGE CORP
       1 Concourse Parkway NE, Suite 200
       Atlanta, Georgia 30328

                                                        Re: FIRST ADVANTAGE
CORP
                                                            Registration
Statement on Form S-1
                                                            Filed May 28, 2021
                                                            File No. 333-256622

       Dear Mr. Staples:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed May 28, 2021

       Risk Factors
       Our Sponsor controls us and its interests may conflict with yours in the future., page 39

   1.                                                   We note your disclosure
on page 144 that the stockholders    agreement will grant your
                                                        Sponsor and its
affiliates and certain of their transferees certain governance rights for as long as your Sponsor
and its affiliates and certain of their transferees maintain ownership of at least 25% of your
outstanding common stock, including rights of approval over
                                                        certain corporate and
other transactions and the appointment of your chief executive officer. Please enhance
your disclosure to describe the nature of the "corporate and other transactions" to which
these shareholders have governance rights. Please also discuss the risks related to this
provision, including any anti-takeover effects it may have, in your risk factors.
 Scott Staples
FIRST ADVANTAGE CORP
June 4, 2021
Page 2
Exhibit 5.1

2. Please remove the assumption that the primary shares will be validly issued, fully paid and nonassessable "when the Board of Directors of the Company has taken all necessary corporate action to authorize and approve the issuance of the Primary Shares," as this assumes a material fact underlying the "validly issued" opinion. Refer to Staff Legal
      Bulletin No. 19 Section II.B.3.a.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                           Sincerely,
FirstName LastNameScott Staples
                                                           Division of
Corporation Finance
Comapany NameFIRST ADVANTAGE CORP
                                                           Office of Trade &
Services
June 4, 2021 Page 2
cc:       Kenneth B. Wallach, Esq.
FirstName LastName